

24TH Floor - 1111 W. Georgia St.
Vancouver, BC, Canada V6E 4M3
Phone: 604.685.5492 Fax: 604.685.2536
www.buffalogold.ca

Trading Symbol: TSXV – BUF.U
OTC\BB – BYBUF
FWB – B4K

BUFFALO GOLD PROVIDES UPDATE ON ACTIVITIES

HIGHLIGHTS

- Mt. Kare license area officially doubled; 18 high priority targets being aggressively explored
- 6,750 m drill program to commence at Corridors gold project, Australia
- Sargold acquisition to move Buffalo into junior producer status
- Kinbauri drilling hits 11.1 g/t Au, 2.27% Cu over 25.6 m; shares up ~40% in 3 months
- Bondi Mining to drill 10,000 m; share shows ~30% growth in 2 months
- CEO Damien Reynolds to lead conference call update on August 9th 2007.

Vancouver, B.C., August 1st, 2007 – Following the recent set of announcements on mergers and acquisitions, Buffalo Gold Ltd. (TSX.V: BUF.U) is pleased to take the opportunity to provide a summary of activities.

CORPORATE STRATEGY

"*Our goal is to build Buffalo Gold into a vital junior gold mining company, creating substantial value for our shareholders while mitigating risk,*" said Buffalo Chair and CEO Damien Reynolds. "*We have taken a two pronged approach to our work, engaging in both exploration and investment. In both cases we have pursued strategies of careful opportunity assessment, and this has resulted in Buffalo now having control of significant gold resources, an investment portfolio that is showing a healthy bottom line and an enviable stable of projects ranging from early-stage exploration to gold production,. What's more, we strongly believe that both our projects and our investments have excellent potential for continued growth.*"

EXPLORATION PROJECTS

<u>Mt. Kare Gold Project</u>

Overview and Strategy

In late 2005, Buffalo entered into an agreement to earn into the Mt. Kare Joint Venture (MKJV) with Madison Minerals (TSX.V: MMR). With an existing resource at the project, a large land

package and proximity to Porgera, one of the world's major gold deposits, Mt. Kare quickly became the foundation upon which Buffalo has built shareholder value. Over the following eighteen months Buffalo conducted a 7600 metre infill drilling program as part of the work required to earn a 49% interest in the project. The drill program successfully encountered significant intersections of gold and Buffalo was able to upgrade the existing resources to 1.4 million ounces of gold in the Indicated category at a 1.0 g/t gold-equivalent cut-off (*See Buffalo News Release June 21, 2007.*) As a result of work carried out concurrently outside of the main zones of mineralization, including an airborne magnetic survey, Buffalo and Madison concluded that it would be beneficial to pursue the numerous other targets with significant potential to add to the gold resources at Mt. Kare, prior to completing feasibility work. In order to implement this strategy, Buffalo and Madison renegotiated the earn-in deal to give Buffalo an immediate 60% interest in the MKJV, and extend the time for delivery of a bankable feasibility study until a more complete evaluation of the exploration potential of the region has been undertaken.

Exploration Plan
In addition to the ground owned by the MKJV, Buffalo has acquired additional ground in which it owns a 100% interest. EL1427, adjacent to the MKJV ground, doubles the size of the land package being explored to 440 square kilometres. EL1427 has lithologic and structural similarities to the Mt. Kare deposit area and gives Buffalo increased land coverage of the Porgera Transfer Structure (PTS) a major regional structure associated with mineralization at both the Porgera and Mt. Kare deposits. Buffalo has also applied for a third license adjacent to the other two, which when granted will triple the original Mt. Kare land package, to a total of 660 square kilometres.

Buffalo continues to explore both in the vicinity of the known mineralization, and on new targets throughout the MKJV and EL1427 areas. Aeromagnetic survey interpretation also allowed Buffalo to identify 18 new high priority targets identified in the MKJV and EL1427 license areas. The Company currently has three fly camps in operation to evaluate these targets. A program of stream sediment, soil and pan concentrate sampling, mapping and ground magnetics is currently underway and expected to last to approximately the end of August.

Interpretation of the recent aeromagnetic survey data from the Mt. Kare deposit highlights an anomaly in the immediate footwall of the well mineralized Black Zone. Modelling of the magnetic data indicates a buried intrusive body with associated mineralized potential. A ground magnetic survey has been completed over the anomalous zone with the aim of providing more definitive data for the identification of drill targets.

Buffalo is planning 20 line-kilometre Induced Polarization/Resistivity (IP) survey at Mt. Kare for September 2007. A previous survey in 2004 recorded a strong IP response associated with the Central, Western Roscoelite and Black/C9 mineralized zones. This strong IP anomaly is open to the south and the new survey will explore the southerly continuation of the anomaly over a distance of 1.6 kilometres. The work will encompass the Black Zone Southern Extension, where geochemistry, trenching and limited drilling have outlined gold/silver mineralization, and the projected southern continuation of the high-grade Western Roscoelite Zone, indicated by anomalous geochemistry and trench values. A deeper penetrating IP system will be employed with the potential to locate mineralized structures not exposed at surface.

Australian Gold Projects

Buffalo has two Australian gold projects in the gold producing areas of Queensland that it has been working on since early 2006.

The Corridors Project
The Corridors Gold Project is located in the Drummond Basin, approximately 150 kilometre southwest of the city of Townsville. An assessment of public domain geological, geophysical and geochemical data defined gold targets prospective for epithermal, diatreme/breccia-style and vein gold deposits in a 300 kilometre belt. Buffalo now holds licenses over 15 of those targets, including 780 square kilometre in ten granted exploration permits and one additional 50 square kilometre permit under application. In 2006 and early 2007 Buffalo completed regional surface sampling and follow-up soil sampling which returned anomalous results for gold, silver and antimony. Targets have been delineated and Buffalo Gold's team is now planning a AUD$374,000 work program starting in August that will include up to 6750 metres of rotary air blast (RAB) drilling, dependent on drill rig availability.

The Croydon Project
At the Croydon Gold Project the land package sits on northern structural extensions of the Croydon goldfields, an area reputed to have produced nearly two million ounces of gold and silver during the gold rush of the 1880's and 1890's. Buffalo's holdings include the 749 km^2 licenses at Golden Gate and 500 square kilometre Oakland Park package. The licenses at Golden Gate have now been fully granted and exploration is commencing in earnest. Historical drill hole data from the area has been compiled and will be imported into a 3-D drill hole software package and used to locate target areas. This will be followed by an RC drilling program to test these target areas. Buffalo expects final granting of the Oakland Park licenses in September 2007, and has a detailed exploration program planned to explore two covered magnetic targets. These targets were defined by Buffalo's team and include a 25 x 5 kilometre area with a similar magnetic signature to the Croydon goldfield. The area has seen little to no previous exploration due to the cover. Buffalo's exploration budget at Croydon, including up to 3700 metres of drilling, is AUD$461,000.

Additional details of the Australian gold work programs will be released separately.

Sardinian Gold Properties

Acquisition
Buffalo recently announced a proposed friendly merger with Sargold Resource Corporation, (TSX.V: SGV)("Sargold"), a junior gold miner with projects in Sardinia, Italy. (*See Buffalo News Release dated July 13th, 2007.*) The terms of the LOI provide that shareholders of Sargold will receive one common share, common share purchase warrant or option of Buffalo in exchange for each 3.5 Sargold common shares, common share purchase warrants or options or, at Sargold's option, at a ratio that is determined by the price of Sargold's shares being CAD$0.30 and the price of Buffalo's shares being based on the weighted average price on the TSX Venture Exchange (converted to Canadian dollars) for the ten trading days immediately prior to the execution date of a definitive agreement.

Buffalo's management has completed a thorough review of Sargold's assets, including a preliminary valuation, technical and legal due diligence, and a site visit, and expects the merger to be approved by the end of October 2007.

Management believes that the acquisition of Sargold brings Buffalo ahead of competing gold explorers, moving the Company into junior miner status. The Furtei gold mine is a past producer with significant remaining mineralization that Sargold has recently started mining. Ramping up production will happen quickly, and there are a series of very good exploration targets that may help build reserves.   In addition, there are two other gold projects in Sardinia, one of which has historical resources, and both of which have excellent potential for new gold discoveries.

Furtei Mine Project
The Furtei mine project is Sargold's flagship. Located 40 kilometres north of Cagliari, the capital of Sardinia, the mine is a past producer of 135,000 ounces of gold between 1996 and 2002 from an oxide resource. The mine project now includes a number of potential open pit and underground mines, a 1,000 tonne-per-day processing plant which was constructed at a cost of €15,000,000, multiple exploration targets, and a fully permitted mining concession including future tailings disposal. Sargold holds a 90% interest in the project, with the remaining 10% held by Progemisa SpA ("Progemisa"), a corporation owned by the Sardinian Government.

Buffalo is working on a feasibility study for expansion of the Furtei mine project that will include the building of geologic models, an optimized mine plan, and the calculation of NI 43-101 compliant resources and reserves. (The current resources for the mine were completed by previous owners and are therefore considered internal and non-compliant by the TSX Venture Exchange.)

Sargold's mine plan is currently targeting production of approximately 15,000 to 20,000 ounces of gold within the next six months from the Sa Perrima zone, ramping up to between 60,000 – 70,000 oz Au equivalent in its second year with the addition of the Su Coru underground zone, before levelling off to approximately 50,000 oz Au equivalent per year for a minimum of five years. (*For details please see Sargold news release date May 14th, 2007.*) The team is now working on a trial leach test for sulphide ore from Sa Perrima, and continued testing of the Intec process on ores from the Su Coru zone in order to determine the optimal treatment methods for these deposits.   (*Please note that a feasibility study has not been completed and there is no certainty that the proposed operations will be economically viable.)*

Sargold geologists have used geologic models to delineate 20 high priority drill targets proximal to the Furtei mine that will test for mineralization to expand resources. Buffalo expects exploration drilling in 2008, subject to the issuance of permits.

Other Projects
In addition to the Furtei property, Sargold holds a 90% interest in the Osilo and Monte Ollasteddu projects in Sardinia, with the remaining 10% also being held by Progemisa. Sargold is currently pursuing exploration permits for both the Osilo and Monte Ollasteddu projects.

Osilo is located approximately 160 kilometres from the Furtei property and is accessible by paved road. It is a low sulphidation epithermal gold and silver vein field with over 50 kilometres of mapped veins. Twenty vein sets have been identified but only five have been tested. In June

2000, SRK Consulting ("SRK") was engaged to audit a resource estimate on the Osilo Property prepared by previous owners of the property. The audit delineated:

- an Indicated Mineral Resource of 800,000 tonnes grading 6.5 g/t Au (167,740 oz.) and 38.2 g/t Ag (985,800 oz.) and,
- an Inferred Mineral Resource of 860,000 tonnes grading 7.5 g/t Au (208,065 oz.) and 21.8 g/t Ag (604,770 oz.).

(The resources are reported as historical resource estimates for informational purposes only. Sargold has not done the work necessary to verify the classification of the resource and is not treating the resource figure as a NI 43-101 defined resource verified by a Qualified Person and therefore the resource figures should not be relied upon by investors. *See Sargold News Release dated November 4th, 2003*)

The Monte Ollasteddu property is a large mineralized system lying within a 50 kilometre geological belt in the Eastern Paleozoic Belt. The gold mineralization is associated with deep-seated structures and granite melts generated in the Hercynian deformation of Permo-Carboniferous (300 Ma) age. This deformation resulted in the important mineralizing epoch which hosts the large gold deposits of northwest Spain, central Massif in France, Slovakia, Russia, Kazakstan and Uzbekistan. Monte Ollasteddu has excellent potential for discovery of a significant gold resource, with more than 20 gold prospects identified in the region. Drilling by previous owners of the property returned values such as 25m @1.75 g/t gold including 5 m @ 5.54 g/t gold.

Buffalo looks forward to the issuance of exploration permits so that an aggressive exploration program to define deposits and resources can be undertaken.

For more information on the Sardinian assets, please see www.sargold.com .

EQUITY PORTFOLIO

Kinbauri Gold Corp.

In April of this year, Buffalo announced the purchase of a major stake in Kinbauri Gold Corp (TSX.V: KNB)("Kinbauri") (*See Buffalo News Release dated April 5th, 2007.*) Buffalo's purchase resulted in the acquisition of 11,000,000 common shares of Kinbauri at CAD$0.50 and 5,500,000 common share purchase warrants exercisable for 18 months at CAD$0.60. Kinbauri is currently trading at CAD$0.70 per share (at July 31st 2007).

Kinbauri has positioned itself as a potential near-term gold mining company by purchasing the El Valle and Carles gold mines and associated facilities and properties in the Rio Narcea Gold Belt. Following the closing of the financing in early July Buffalo now holds a 25.4% interest in Kinbauri, and by extension, its gold resources. As of March 21, 2007 Ore Reserves Engineering (ORE) has estimated Indicated Resources of 12,000 ounces gold (38,000 tonnes at 9.8g Au/t) and Inferred Resources of 342,000 ounces gold (913,000 tonnes at 11.6g Au/t) for Area 107; it is open at depth and along strike. The Black Skarn North has estimated Inferred Resources of 73,000 ounces gold and 5,000 tonnes (11 million lbs) copper (445,000 tonnes at 5.1g Au/t and 1% Cu) and is open to the east and west.

Kinbauri recently announced the first set of assay results from its 7000 metre drill program at the El Valle project. The objective of the drilling is to define resources to support six years of production, and results from the first ten holds includes several intersections that extend the known mineralization, including an intersection of 11.1 g/t gold and 2.27% copper over 25.6 metres. (*See Buffalo News Release dated July 19th, 2007.*) Kinbauri is continuing with the drill program and Buffalo's management believes that Kinbauri has excellent potential to increase both its gold resources and share price.

For more information on Kinbauri, please see www.kinbauri-gold.com .

Bondi Mining

In order to focus on the development of its current and new gold assets, Buffalo has reached an agreement with Bondi Mining Ltd. (ASX: BOM)("Bondi") to monetize Buffalo's uranium assets by selling them to Bondi in exchange for a 44% stake in that company (*See Buffalo News Release dated May 13th, 2007*). Since the announcement of the transaction in May, the price of shares of Bondi has risen by more than 50%. The transaction is expected to be finalized by mid August and approved by the shareholders of Bondi by the end of September.

In addition to the significant upward revaluation of its uranium assets, Buffalo believes its agreement with Bondi is a major step forward in advancing these assets due to Bondi's solid cash position and excellent management team who have a track record for discovering and delineating uranium resources.

Bondi is moving forward with exploration plans in anticipation of the completion of the acquisition of the uranium portfolio. Starting before the end of July and continuing to the end of 2007 the company has an estimated AUS$1 million budget to complete ground follow-up, magnetic/radiometric surveys and 10,000 metres of scout drilling at the Murphy and Maureen projects, as well as field reconnaissance and target definition at Juntala.

For details on Bondi and the uranium projects, please see www.bondimining.com.au .

SUMMARY

"*Buffalo Gold has had substantial growth in the past three months,*" said Mr. Reynolds. "*We believe that the changes we've made represent strategic opportunity management that will result in significant returns for our shareholders as we move forward. We are now in the enviable position of being in direct and indirect control of substantial gold resources and projects with excellent upside potential.*"

Buffalo will hold a conference call on August 9th, 2007, led by Chairman and CEO Damien Reynolds. Details of the call will follow in a later release.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

“*Damien Reynolds*”

Damien Reynolds,
Chair of the Board of Directors
and Chief Executive Officer

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or T.F. 1.888.685.5492

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure contained in the Company’s Form 20-F Registration Statement, File No. 000- 30150. The Company’s filings are available on the SEC’s website at http://www.sec.gov/edgar.shtml.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the S.E.C.'s mining guidelines strictly prohibit information of this type in documents files with the S.E.C. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

Statements included here, which are not historical in nature, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including without limitation, statements as to management's beliefs, strategies, plans, expectations or opinions in connection with the Company's performance, which are based on a number of assumptions concerning future conditions that may ultimately prove to be inaccurate and may differ materially from actual future events or results. Readers are referred to the documents filed by the Company with the pertinent security exchange commissions, specifically the most recent quarterly reports, annual report and material change reports, each as it may be amended from time to time, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.